UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

# Form 8-K

## CURRENT REPORT

### PURSUANT TO SECTION 13 OR 15(d) OF THE
### SECURITIES EXCHANGE ACT OF 1934

**Date of Report (Date of earliest event reported) April 15, 2008**

# PORTLAND GENERAL ELECTRIC COMPANY

(Exact name of registrant as specified in its charter)

| **Oregon** | **1-5532-99** | **93-0256820** |
|---|---|---|
| (State or other jurisdiction of incorporation) | Commission File Number | (I.R.S. Employer Identification No.) |

**121 SW Salmon Street, Portland, Oregon 97204**

(Address of principal executive offices) (zip code)

Registrant's telephone number, including area code: **(503) 464-8000**

Check the appropriate box below if the Form 8-K filing is intended to simultaneously satisfy the filing obligation of the registrant under any of the following provisions:

[ ] Written communications pursuant to Rule 425 under the Securities Act (17 CFR 230.425)

[ ] Soliciting material pursuant to Rule 14a-12 under the Exchange Act (17 CFR 240.14a-12)

[ ] Pre-commencement communications pursuant to Rule 14d-2(b) under the Exchange Act (17 CFR 240.14d-2(b))

[ ] Pre-commencement communications pursuant to Rule 13e-4(c) under the Exchange Act (17 CFR 240.13e-4(c))

**Item 1.01  Entry into a Material Definitive Agreement.**

As previously reported, on March 31, 2008, Portland General Electric Company (PGE or the Company) and certain institutional buyers (Buyers) in the private placement market entered into an agreement under which PGE would sell, and the Buyers would purchase, $50 million of PGE's First Mortgage Bonds (Bonds).

On April 15, 2008 (Original Issue Date), this transaction closed and was funded.  The Bonds were issued under PGE's Indenture of Mortgage and Deed of Trust, dated July 1, 1945, between PGE and HSBC Bank USA, National Association (as successor to The Marine Midland Trust Company of New York) in its capacity as trustee, as amended and supplemented to date and from time to time, including the Company's Sixtieth Supplemental Indenture dated April 1, 2008 and effective April 15, 2008, a copy of which is attached as Exhibit 4.1 and incorporated herein by reference.  A description of the material terms of the securities issued under the Sixtieth Supplemental Indenture is set forth under Item 2.03 below.


**Item 2.03  Creation of a Direct Financial Obligation or an Obligation under an Off-Balance Sheet Arrangement of a Registrant.**

The Bonds bear interest from the Original Issue Date at an annual rate of 4.45% and will mature on April 1, 2013.  The Bonds are redeemable at the option of PGE at the designated "make-whole" redemption price.  The Bonds were issued in connection with the refinancing of the Company's $50 million 5.279% Series First Mortgage Bonds due April 1, 2013, which the Company repurchased on February 29, 2008.


**Item 9.01  Financial Statements and Exhibits.**

**(d)  Exhibits.**

4.1     Sixtieth Supplemental Indenture dated April 1, 2008.


**SIGNATURE**

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned hereunto duly authorized.


PORTLAND GENERAL ELECTRIC COMPANY
(Registrant)


Date:          April 16, 2008          By:    /s/ James J. Piro
                                               James J. Piro
                                               *Executive Vice President, Finance*
                                               *Chief Financial Officer and Treasurer*